August 10, 2017

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Andrew Mew

Amy Geddes

Re:	Sonus Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-34115

Ladies and Gentlemen:

On behalf of Sonus Networks, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated July 28, 2017 (the “Comment Letter”), relating to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2016.

For convenience, the response is keyed to the numbering of the comment and the heading used in the Comment Letter.

Sonus Networks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 64

Goodwill and Intangible Assets, page 68

1.                                      We note your disclosure here that you performed your step one assessment as of November 30, 2016, 2015, and 2014, and concluded each year that it was not more likely than not that the fair value of your reporting unit was less than its carrying value. Given your history of net operating losses, please explain to us how you determined a quantitative test was unnecessary. Refer to the guidance in FASB ASC 350-20-35-3A through 3G.

Response:  We respectfully inform the Staff that the Company has completed a quantitative test as part of its step one assessment in accordance with ASC 350-20-

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Securities and Exchange Commission

August 10, 2017

35-4 through 8 as of November 30, 2016, 2015, and 2014. Based on its quantitative assessments, the Company determined that no impairment existed as of any of the dates of the respective tests, as the fair value of the reporting unit was substantially in excess of the carrying value for each test. In future filings, the Company will clarify this by affirmatively stating that no impairment existed as of the annual testing date (assuming it remains factually correct) and eliminating the statement that it was “not more likely than not that the fair value of the Company’s reporting unit was less than its carrying value”.  The Company will also expand its MD&A disclosures in Critical Accounting Polices to state that the excess of fair value over carrying value is significant, or to provide more detailed disclosures around key assumptions and sensitivity, as applicable.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (978) 614-8148. Thank you for your assistance.

Very truly yours,

/s/ Susan M. Villare
Susan M. Villare
Interim Chief Financial Officer,
Vice President of Financial Planning and Treasury

cc:	Raymond P. Dolan, President and Chief Executive Officer
Jeffrey M. Snider, Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
Jonathan Wolfman, Wilmer Cutler Pickering Hale and Dorr LLP

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Tel: +1-855-GO-SONUS	Tel: +44 207 643 2219	Tel: +65 68325589	Tel: +52 55 36010600